Exhibit 12.1

Cablevision Systems Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes and dividend requirements	$521,019	$(318,254)	$102,007	$(284,229)	$(224,394)

Add:
Equity in net (income) loss of affiliates	—	—	(4,377)	(6,698)	(3,219)
Fixed charges per (B) below	795,526	837,381	976,511	960,255	797,083
Amortization of previously capitalized interest	27	—	—	—	50
Distributed income of equity investees	—	—	24,536	—	2

Deduct:
Interest capitalized during period	(100)	—	—	—	—
Preferred stock dividend requirements	—	—	—	—	—

Earnings for computation purposes (A)	$1,316,472	$519,127	$1,098,677	$669,328	$569,522

Fixed Charges:
Interest on indebtedness, expensed or capitalized, including amortization of debt expense	$753,585	$796,930	$940,852	$928,211	$764,513
Preferred stock dividend requirements	—	—	—	—	—
Portion of rents representative of the interest factor	41,941	40,451	35,659	32,044	32,570

Fixed charges for computation purposes (B)	$795,526	$837,381	$976,511	$960,255	$797,083

Ratio of earnings to fixed charges (A)/(B)	1.65	—	1.13	—	—

Deficiency of earnings available to cover fixed charges	$—	$(318,254)	$—	$(290,927)	$(227,561)